Julia Aryeh Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4043 Main 212.407.4000 Fax 212.407.4990 jaryeh@loeb.com

July 25, 2023

United States Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549

Re:	Abri SPAC I, Inc. Amendment No 3 to Registration Statement on Form S-4 Filed June 30, 2023 File No 333-268133

Attention: Robert Shapiro, Linda Cvrkel, Taylor Beech and Dietrich King

On behalf of our client, Abri SPAC I, Inc., a Delaware company (“Abri” or the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 3 to Registration Statement on Form S-4 filed on June 30, 2023 (the “S-4”) contained in the Staff’s letter dated July 5, 2023 (the “Comment Letter”).

The Company has filed via EDGAR an Amendment No. 4 to the S-4 (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 3 to Registration Statement on Form S-4

PIPE Investment and Equity Line of Credit, page 35

1.	Please update your disclosure of the status of the PIPE Investment and the firm commitment on the Equity Line of Credit (ELOC) to the current date. Revise related disclosures throughout the registration statement including the pro forma financial information, as applicable.

Response: The Company in the process of finalizing the terms of the PIPE and the ELOC to secure the financing. The Company will update the disclosure on the next filing.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission July 25, 2023 Page 2

Pro Forma Net Loss and Net Book Value Per Share Calculation, page 37

2.	In the sentence that precedes the table on page 37, you indicate that the table discloses both the pro forma net loss and book value per share as of and for the three month period ended March 31, 2023 under each of the three redemption scenarios. However, your pro forma book value under each of these scenarios has not been disclosed. Please revise to also disclose the pro forma book value per share under each of these scenarios. Also, please revise to also disclose your pro forma net loss and book value per share under each of these scenarios as of and for the fiscal year ended December 31, 2022.

Response: The Company respectfully notes that the reference to “pro forma book value” was an error. The Company has revised the disclosure in the Amendment to correct this error and to address the Staff’s comment. Further to the Staff’s comment, the Company has added disclosures for the fiscal year ended December 31, 2022. Please see page 37.

Certain DLQ Projected Financial Information, page 100

3.	We note your revised disclosure in response to comment 9 that the company obtained updated financial projections from DLQ for 2024. Please revise the Background of the Business Combination section beginning on page 92 to explain why updated financials were obtained. We also note that you have removed the projections for 2022 and 2023. Given your disclosure suggests that the board considered such projections, please reinclude those projections in your disclosure.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 97 and 101.

Material U.S. Federal Income Tax Consequences

Material U.S. Federal Income Tax Consequences of the Business Combination to Holders of DLQ Parent Common Stock, page 134

4.	We reissue comment 31 from our letter dated November 30, 2022. We note your disclosure that DLQ and Abri intend that, for U.S. federal income tax purposes, the Business Combination will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Please revise to provide a tax opinion related to the material tax consequences of the Business Combination to both Abri and DLQ Parent Stockholders. Refer to Section III.A.2 of Staff Legal Bulletin No. 19.

Response: The Company has included the requested tax opinion in this Amendment. See Exhibit 8.1 thereto.

Information About DLQ, page 144

5.	We reissue comment 15 from our letter dated November 30, 2022. We note your disclosure that, prior to closing, DLQ Parent shall have transferred all of the Intellectual Property assets of Rebel AI, Inc. and all of the Intellectual Property assets of Fixel AI, Inc. to DLQ, and that all the Related Company Outbound IP Agreements and all Related Company Customer Agreements (as such terms are defined in the Merger Agreement) have been cancelled or terminated or have expired on their own terms. Please describe the material terms of these agreements in the filing and file them as exhibits to the registration statement.

Response: The Company advises the Staff that, as set forth in the Third Amendment to Merger Agreement, dated July 17, 2023 as filed with the Commission on July 17, 2023, the parties have determined not to include the assets of Rebel AI, Inc. or Fixel AI, Inc. in the Business Combination due to the complexities related to the IP transfers of Rebel and Fixel into the Business Combination relative to the negligible independent value and business prospects of such assets and DLQ’s. As such, the Company advises the Staff that it has revised the Amendment to reflect this change. See pages 25-27, 29, 89, 97, 144 and 152.

United States Securities and Exchange Commission July 25, 2023 Page 3

6.	We reissue comment 33 from our letter dated November 30, 2022. In an appropriate place in this section, please revise to describe DLQ’s relationship with the Sister Companies post-business combination, and in particular, post transfer of intellectual property, as described in the Merger Agreement.

The Company has revised the Amendment to reflect the determination not to include the Sister Companies in the Business Combination as described in response to Comment No. 5. Please see changes to “Information about DLQ” beginning on page 146.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of DLQ

Carve-Out Consolidated Results of Operations for the three months ended March 31, 2023 and 2022

Carve-Out Consolidated Results of Operations

Revenues, page 159

7.	Please clearly describe the nature and source of Affiliation Management revenues of approximately $3 million generated through a Managed Services Agreement (MSA) with a new client during the quarter ended March 31, 2023. Disclose whether revenues are generated through website development, lead generation, email management, and search engine optimization services (Services) as disclosed on page 146 or from other sources. Also, please explain why management believes that DLQ’s “Lead Generation Revenue is expected to bounce back” to prior levels given DLQ’s working capital constraints reducing its ability to place ads on behalf of clients. Furthermore, please explain how and when management expects these working capital constraints to be lifted or resolved. Refer to Item 303(c)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the Amendment on page 159 to address the Staff’s comments. The Company supplementally advises the Staff that, as further described in Section II.A. of the MSA, DLQ’s Affiliate Management revenue comes from DLQ placing ads on behalf of its customers through third-party publishers and sites to generate leads for the customers’ products and services. In addition to the affiliate marketing, as provides in Section II.B. & C., DLQ also provides website development, lead generation, email management, and search engine optimization services as part of the services provided under the MSA. The Company further advises the Staff that DLQ management expects Lead Generation Revenue to return to higher historical levels when working capital constraints are lifted because sufficient working capital allows DLQ to build on vendor credits and trade payable terms to drive the Lead Generation revenue. With the closing of this Business Combination, the funding of the PIPE, establishment of the ELOC and a senior exchange listing (due to access to broader institutional capital and preferential vendor credit terms which are often much more favorable for senior exchange-listed entities in DLQ’s industry) are all key factors in alleviating the working capital constraints and providing sufficient working capital to return the Lead Generation revenue to its historical levels.

Unaudited Pro Forma Combined Condensed Financial Information

DLQ, Inc. and Abri SPAC I, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations for the three months ended March 31, 2023, page 176

8.	Refer to adjustment (BB) – Please revise to eliminate this adjustment from the pro forma statement of operations for the three months ended March 31, 2023. Since this adjustment is for estimated direct and incremental transaction costs that will not recur in the Company’s income beyond 12 months after the transaction and they have already been included in the pro forma statement of operations for the year ended December 31, 2022 in adjustment (BB), they should not be included in the pro forma statement of operations for three months ended March 31, 2023. Refer to the guidance in Rule 11-02(a)(6)(i)(B) of Regulation S-X.

Response: The Company has revised the disclosures in the Amendment to address the Staff’s comment. Please see page 179.

DLQ, Inc. Carve-Out Consolidated Financial Statements for the Three Months Ended March 31, 2023 and 2022

Notes to Consolidated Financial Statements

Note 12. Related Parties, page F-81

9.	Please explain how you accounted for the additional 1,750,000 restricted common shares of Logiq, Inc. common stock which DLQ was required to issue to its customer (Client) under the Managed Services Agreement and Independent Contractor Agreement (IC Agreement) since the business combination between DLQ and Abri SPAC I had not been completed as of April 1, 2023. Also, please explain your accounting for the compensation for the services to be provided by Client to the Company under the IC Agreement.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page F-81.

United States Securities and Exchange Commission July 25, 2023 Page 4

General

10.	We note your disclosure regarding the PIPE Investment and ELOC for additional funds of up to $4,555,231 and $30,000,000, respectively. Please revise the disclosure throughout so the following is clear to investors:

●	The likelihood that each financing is secured and the anticipated timing;

●	A summary of the final, material terms of such financings;

●	Whether you would issue shares at a discount, including a risk factor indicating that shares issued at a discount could result in negative pressure on your stock price following the Business Combination;

●	Whether and to what extent the PIPE Investment and ELOC may be sources of dilution for shareholders who elect not to

●	redeem their shares in connection with the business combination. Please provide disclosure of the impact of each source of dilution at each of the redemption levels detailed in your sensitivity analyses, including any needed assumptions. To the extent that the PIPE Investment would occur at the closing of the business combination, include the PIPE investors in your presentation of the post-combination company ownership; and

●	Revise the Background of the Business Combination section beginning on page 92 to include a discussion of negotiations relating to the PIPE Investment and the ELOC, including background on when and why you decided to pursue these additional financing arrangements. With respect to the PIPE Investment, describe how the amount of the PIPE Investment amount was determined, how potential investors were selected, and what relationship these parties have with Abri, the Sponsor, and DLQ. If there was a placement agent, state the name of the placement agent and quantify the aggregate fees payable to such placement agent.

Response: The Company in the process of finalizing the terms of the PIPE and the ELOC to secure the financing. The Company will update the disclosure on the next filing to address all the points in the Staff’s comment.

Please do not hesitate to contact Julia Aryeh at (212) 407-4043 or Alex Weniger-Araujo at (212) 407-4063 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Julia Aryeh
Julia Aryeh
Senior Counsel